[Letterhead of Clifford Chance US LLP]

May 11, 2006

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust Amendment No. 1 to Form S-11 Filed on October 27, 2005 File No. 333-127405

Dear Ms. Wolff:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust, (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-127405) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo of the Company, dated November 10, 2005 (the “November 10 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the November 10 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 2.

We have provided to each of you, Thomas Flinn, Cicely Luckey and David Roberts, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on October 27, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Cover Page

1.	We note your response to comment 16 and reissue that portion that requested that you identify the affiliated parties and briefly explain how you are affiliated. In this connection, please revise to disclose that your chairman, president and CEO, and CFO serve as directors of your Advisor and your president and CEO serves as president and CEO of your Advisor, and that all such persons hold ownership interests in the Advisor, quantifying such percentage interests. Similarly, please revise the disclosure on pages 3 and 16.

Ms. Elaine Wolff

May 11, 2006

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested. The Company supplementally advises the Staff that its chairman does not hold a direct ownership interest in the Investment Advisor.

2.	Please revise the cover page to include the date the offering will end and the fact that you have not made any arrangements to place funds in escrow. See Item 501(b)(8) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

3.	We note from your response to comment 13 that you have revised the disclosure as requested. However, our previous comment requested that you identify the categories of purchasers for whom selling commissions may be reduced or waived rather than referencing “certain categories” of purchasers and rather than cross-referencing the “Plan of Distribution.” Nevertheless, the disclosure remains in the second paragraph of the cover page. Accordingly, we reissue the comment.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus.

Summary

4.	We note your use of numerous cross-references in the summary and the risk factors section. Please revise to omit cross-references in the summary and risk factors section.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

What is CB Richard Ellis Realty Trust?, page 1

5.	We note your statement on page 1 that you have “certain other acquisition and other investment opportunities in various stages of negotiation and due diligence.” Please revise here and on page 14 to disclose whether any of these acquisition and other investment opportunities are probable and revise to briefly describe what you mean by “certain.” In this connection please provide us with the agreements for each of these acquisition and investment opportunities.

RESPONSE:

Ms. Elaine Wolff

May 11, 2006

In response to the Staff’s comment, the Company supplementally informs the Staff that it does not currently have any acquisition or other investment opportunities that are probable and has not entered into any agreements relating to any probable investments. The Company also supplementally advises the Staff that it acquired a portfolio of three properties located in Texas on January 9, 2006.

Who is CB Richard Ellis Investors, LLC?, page 1

6.	Please revise to delete the limited operating data regarding the assets under management and compound annual growth rate of your sponsor in the Summary on page 1 and the dollar amount of the acquisitions closed by your Sponsor on page 4. In this connection, we note that the role of your Sponsor in the amount of acquisitions “closed” is not clear.

RESPONSE:

In response to the Staff’s comment, the Company has deleted the above-referenced disclosure from the Summary as requested.

Who is CBRE Advisors, LLC?, page 2

7.	Please revise to include the affiliation of your sponsor under the heading that discusses your sponsor rather than under the heading that discusses your Advisor. In this connection, please revise this discussion of your Advisor to include the identity the affiliated parties and briefly explain how you are affiliated with your Advisor. Further, please revise to disclose that your Advisor commenced operations in July 2004.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

What are your investment objectives?, page 2

8.	Please revise to clarify in the last bullet point that there is no requirement to liquidate if shares are not listed on or before December 31, 2011, but merely to consider liquidation.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

What are your business strengths?, page 4

9.	Please revise to balance your discussion with disclosure that your Advisor has no experience in managing a REIT.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure as requested.

Ms. Elaine Wolff

May 11, 2006

What is the current ownership structure of CBRE REIT and its affiliates?, page 7

10.	Please revise the chart to include the ownership structure of the Sponsor.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

11.	Please revise the chart to disclose the percentage to be owned by the public following the offering.

RESPONSE:

In response to the Staff’s comment, the Company has revised the chart as requested.

12.	Please revise the chart to disclose that the limited partner of the Operating Partnership is CBRE REIT Holdings, LLC, and the identity of the natural persons who control such entity.

RESPONSE:

In response to the Staff’s comment, the Company has revised the chart as requested. The Company supplementally informs the Staff that CBRE REIT Holdings LLC is not controlled by any natural persons, but by CB Richard Ellis Investors, LLC, which is a wholly-owned subsidiary of CB Richard Ellis Group, Inc.

What are the fees that you will pay to the Investment Advisor and its affiliates in connection with this offering?, page 9

13.	We note your disclosure here and on page 67 preceding the compensation table that “none of the compensation which the Investment Advisor and its affiliates receives relates to the developmental or acquisition stage of CBRE REIT.” Please revise to move the disclosure that appears after the table that CB Richard Ellis and its affiliates may receive acquisition and disposition fees, leasing fees, property management fees, construction supervision fees and mortgage fees to immediately follow the disclosure regarding no developmental or acquisition stage fees and to include in the table that such fees may be paid to CB Richard Ellis and its affiliates, identifying each such affiliate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

14.	We note your disclosure that an affiliate of the Investment Advisor has received mortgage loan origination fees of approximately $112,000 in connection with the REMEC Corporate Campus acquisition and approximately $90,000 in connection with 300 Constitution Drive. Please revise the chart here and on page 67 to include these payments to affiliates.

RESPONSE:

Ms. Elaine Wolff

May 11, 2006

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Risk Factors, page 14

15.	Please revise to include a risk factor that if the advisory agreement is terminated without cause, the OP will redeem the class B limited partnership interests for cash and if it is terminated for cause the OP will redeem such class B limited partnership interests for $100 per interest, and revise to disclose the impact on the C limited partnership interests and the consequences to investors in the REIT.

RESPONSE:

In response to the Staff’s comment, the Company has added a new risk factor on page 16 of this prospectus.

16.	Please revise to discuss the risk to investors of the REIT from the fact that distributions to common stockholders of the REIT will only be made after distributions, to Class B limited partnership holders, of 20% of all net proceeds of any disposition of properties to be distributed to the partners (after subtracting certain items) and 20% of the distributions to the partners in excess of 6% of the aggregate purchase price paid for all outstanding class A units. Similarly, note that Class C limited partnership holders receive 3% of the aggregate amounts distributable to the class A unitholders and the holder of the class C limited partnership interest and up to 3% of the proceeds upon liquidation of the assets of CBRE OP.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

We could become more highly leveraged, page 24

17.	Please revise the risk factor heading to discuss the risk that high leverage may reduce the amounts available for distributions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

18.	We note your disclosure on page 40 that as of June 30, 2005 on a pro forma basis you had $35 million of outstanding indebtedness. Please revise to disclose the percentage of your net assets that such amount represents.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Ms. Elaine Wolff

May 11, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

19.	We reissue comment 37 in part. You state that “substantially all of [your] real estate investments are held directly by, or indirectly through, wholly-owned subsidiaries of CBRE OP.” Please revise to note who or what besides CBRE OP holds your real estate investments.

RESPONSE:

In response to the Staff’s comment, the Company supplementally informs the Staff that it holds all of its real estate investments through CBRE OP. Accordingly, the Company has deleted the word “substantially” from the disclosure on page 36 of the prospectus.

Results of Operations, page 38

20.	We have reviewed your revised disclosure in response to comment 40 and request that you clearly state in your document, if true, that the properties in which you are in various stages of negotiation and due diligence are currently not probable of acquisition.

RESPONSE:

In response to the Staff’s comment, the Company respectfully directs the Staff to its response in comment 5. Accordingly, the Company has deleted the fourth paragraph under the heading “Results of Operations.”

Financial Condition, Liquidity and Capital Resources, page 38

21.	Please revise to discuss the material terms of your loan commitments to borrow $9.725 million, $12 million, and $13.250 million, respectively, identify the lenders and file the agreements as exhibits.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested and has filed the relevant loan documents as exhibits to Amendment No. 2.

22.	We note in response to comment 43 that your declaration of trust defines “net assets.” Please revise to briefly explain how you are defining net assets.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Ms. Elaine Wolff

May 11, 2006

Prior Performance Summary, page 44

23.	We note your disclosure that unlike this offering there were no sales commissions paid in the Prior Programs. Please revise to discuss the reasons no sales commissions were paid and tell us how funds for such programs were raised.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

24.	Please advise us how your investments were held. For instance, please note if they were held as a limited partnership or pursuant to an investment agreement. If any of the investments were held pursuant to investment agreements, please provide us with copies of those agreements.

RESPONSE:

The Company supplementally advises the Staff that the Prior Programs conducted in the United States and the United Kingdom are limited partnerships, except for Global Innovation Partners which is a limited liability company. The Prior Programs conducted in France are each organized as an SAS (Societe par actions simplifies), a type of French corporation.

25.	We note your response to our previous comment 51. Please disclose the factors that lead to distributions that exceeded operating cash flows including the alternative source of the distributions. Further it does not appear from Table III that Global Innovation Partners is the only program in which distributions exceeded operating cash flows. Please advise.

RESPONSE:

The Company supplementally advises the Staff that the annual distributions that exceeded operating cash flows for certain of the Prior Programs were generally funded by the accumulation of previous year(s) positive combined cash flows from operations, sales, and refinancing. This is true for all Prior Programs presented except for Strategic Partners III for the period ended December 31, 2003 when the operating cash flow shortfall was funded by the partners’ initial capital contributions to this program. The Company also advises the Staff that it has expanded the disclosure included in Table III.

Other, page 46

26.	Please revise the heading to provide more description of the discussion in this section.

RESPONSE:

In response to the Staff’s comment, the Company has revised the heading as requested.

27.	Please revise to note whether the Retail Enhancement Fund program refers to a specific fund or a series of funds. For instance, please note whether the Retail Enhancement Funds referenced in Table III, on page A-4, are considered part of the Retail Enhancement Fund program.

Ms. Elaine Wolff

May 11, 2006

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Retail Enhancement Fund is a specific fund and the information as contained in Table III – Operating Results of Prior Programs on page A-4 of this prospectus reflects Retail Enhancement Fund’s activity. The Company has deleted the term “program” in the first clause of the first sentence under the new heading “Performance of Completed Programs” on page 50 of this prospectus.

28.	We note the disclosure on page 46 that no Prior Program other than REF has been completed and that the Sponsor expects that these Prior Programs will meet their investment objectives. Please revise to provide the basis for this statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of this prospectus.

29.	We note your statement that no Prior Program other than REF has been completed and your disclosure of the adverse business developments of this completed program. Please revise to disclose any adverse business developments of Prior Programs that have closed but not liquidated.

RESPONSE:

The Company supplementally advises the Staff that there are no Prior Programs that have closed, but not liquidated, that have any adverse business developments to disclose.

30.	We note your statement that REF did not perform as expected. Please revise to summarize the performance and cross-reference such performance in Table III. In this connection, please revise to include such Program in Table III.

RESPONSE:

The Company supplementally advises the Staff that the activity of the Retail Enhancement Fund for the period 2000 through 2004 is included in Table III – Operating Results of Prior Programs, and the activity for the entire ownership period 1998 through 2004 is included in Table IV – Results of Completed Programs. In addition, the Company has expanded the disclosure under “Performance of Completed Programs” on page 50 of the prospectus to include a cross-reference to REF’s performance as disclosed in Table III.

Certain Relationships and Related Party Transactions, page 69

Other Activities of the Investment Advisor and its Affiliates, page 69

31.	Please revise to quantify the ownership interests in the Investment Advisor referenced in the last full paragraph on page 69.

RESPONSE:

Ms. Elaine Wolff

May 11, 2006

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Ownership by the Investment Advisor and its Affiliates, page 70

32.	Please revise to disclose the nature of the business of CBRE REIT Holdings, LLC and the natural persons who control such entity. Further, please revise to disclose the value of the services provided in exchange for the class B and class C limited partnership interests and the number and percentage of each of class A, class B and class C limited partnership interests issued to CBRE REIT Holdings.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

33.	Please revise to disclose the aggregate consideration and per share consideration paid by your chairman for the 3,893 shares of CBRE Investors common stock issued to him in January 2005.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested. The Company supplementally advises the staff that Robert A. Zerbst, our chairman, purchased an aggregate of 12,326 shares from CBRE Investors in January 2005, January 2006 and April 2006.

34.	Please revise to disclose the value of the shares issued to CBRE Investors and your chairman based on the offering price.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Affiliated Service Providers, page 70

35.	Please revise to discuss the payments that may be made to CB Richard Ellis and its affiliates, identifying such affiliates, in connection with acquisitions, dispositions, leasing, property management, construction supervision, and mortgage banking.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Transfer Restrictions, page 77

36.	We note your response to comment 63. Please advise us whether there were any agreements between you and CBRE Investors whereby CBRE Investors was required to resell your common shares to its employees, including Robert A. Zerbst.

RESPONSE:

The Company supplementally advises the Staff that there are no agreements between the Company and CBRE Investors requiring CBRE Investors to resell the common shares it purchased in the Company’s July 2004 private offering to its employees, including Robert A.

Ms. Elaine Wolff

May 11, 2006

Zerbst. However, CBRE Investors has an arrangement with certain of its senior executive officers whereby it may require these executives, including Mr. Zerbst, to purchase a portion of any investment made by CBRE Investors, including its investment in the Company.

The Operating Partnership Agreement, page 86

37.	We note your reference to “Summary – Listing” for an explanation of deeming a listing to be a disposition of all properties for purposes of distributions to Class B limited partnership holders. We are unable to locate the explanation in the summary. Further, please revise to include such explanation here.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure.

38.	We note your disclosure that Class B limited partners receive 20% of the distributions to the partners in excess of 6% of the aggregate purchase price paid for all outstanding class A units. Please revise to disclose the aggregate purchase price paid for all outstanding class A units and the business purpose for this structure.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that aside from the 25,000 limited partnership units (or class A units) that were issued to CBRE REIT Holdings LLC on July 1, 2004, the Company, as general partner of CBRE Operating Partnership, L.P. (“CBRE OP”), owns the remaining outstanding limited partnership units of CBRE OP. These units were issued by CBRE OP to the Company on a 1:1 basis in connection with the common shares the Company issued in its private offerings. The Company has disclosed the issuance (and the purchase price paid) of the 25,000 limited partnership units to CBRE REIT Holdings LLC on page 78 of the prospectus. The Company further advises the Staff that the business purpose for structuring the Class B limited partnership interest in the manner it did was to align the interests of the Investment Advisor and those of our stockholders in order to create an additional incentive for the Investment Advisor to maximize returns to our investors.

Financial Statements

General

39.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

RESPONSE:

The Company supplementally advises the Staff that it will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Ms. Elaine Wolff

May 11, 2006

Consolidated Statements of Shareholders’ Equity, page F-12

40.	Reference is made to the dividends paid through June 30, 2005. It does not appear that all amounts represent a portion of the Company’s profit. If the amounts disclosed represent distributions, that is, payments from cash flow, please revise your disclosures as appropriate to characterize the amounts as such or advise us. Also, please include disclosure of the tax status of the amounts distributed including that portion representing a return of capital, if any. See Rule 3-15 of Regulation S-X. Please also tell us your consideration of SAB Topic 1.B.3.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that it has considered SAB Topic 1.B.3 and believes that it has given retroactive effect to any declared, but unpaid, dividends and distributions at the balance sheet date. The Company included the declared, but unpaid, dividends and distributions as Dividends and Distributions Payable on the balance sheet and reduced total equity at December 31, 2005 accordingly. The Company revised its consolidated financial statements to present a combined dividends and distributions declared amount and the associated liability in the distributions footnote number 11 on page F-23 of this prospectus. The Company also evaluated Rule 3-15(c) of Regulation S-X which states the tax status of distributions per unit shall be stated (e.g., ordinary income, capital gain, return of capital) and also disclosed such information for the periods presented in footnote 11 to its consolidated financial statements.

Note 6 – Concentrations, page F-20

41.	Based on your response to comment 68, we note that you used a base of $150 million, which is the amount expected in good faith to be raised during the first twelve months of your offering, and therefore you did not have an asset concentration exceeding 20%. Please clarify if either of these properties are significant at the 10-20% level. If so, pertinent financial information related to the tenant or the guarantor should be included in the filing. This includes summarized financial information described in Rule 1-02(bb) of Regulation S-X as well as total cash flows from operating, investing and financing activities as determined under SFAS 95 for each of the past three years and interim periods.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that one of its properties (REMEC Corporate Campus) is significant at a level above 10%. As a result, the Company has included the summarized financial information of the tenant described in Rule 1-02(bb) of Regulation S-X in the footnotes to its consolidated financial statements for all periods presented.

Note 7 – Asset Management and Other Fees to Related Parties

Affiliate Equity Investment, page F-21

42.	We note your response to our previous comment 69; however, we reissue our prior comment as your prior response only discussed your prospective accounting treatment. Please clarify how you accounted for the Class B and C limited partnership interests upon issuance and how these interests were valued. Explain to us your consideration of accounting literature that covers non-employee issuances of equity instruments in exchange for services.

Ms. Elaine Wolff

May 11, 2006

RESPONSE:

Facts

Effective July 1, 2004, CBRE OP issued one class B limited partnership interest (representing 100% of the class B interest outstanding) (the “class B interest”) and one class C limited partnership interest (representing 100% of the class C interest outstanding) (the “class C interest”) in CBRE OP to CBRE REIT Holdings, LLC (“Holdings LLC”) in exchange for services to be received over the life of the Company (including the period of formation of the Company and during the offering period). Holdings LLC is owned by both CBRE Investors and certain employees thereof. The employees of the investment advisor are not considered common law employees of either the Company or CBRE OP. The Investment Advisor provides management services to the Company subject to the terms of an advisory agreement. The advisory agreement provides for payment of management fees to the Investment Advisor. The advisory agreement may be terminated upon 60 days written notice without cause or penalty, by either party.

The relevant terms of the class B interest are as follows:

The class B interest will entitle the holder to distributions made by CBRE OP in an amount equal to:

(i) 20% of the distributions of earnings to the partners in excess of distributed earnings of 6% internal rate of return per annum of the aggregate purchase price paid for all outstanding common partnership units (the “class A units”) in CBRE OP, and

(ii) 20% of all net sales proceeds of any disposition of properties to be distributed to the partners after subtracting (x) the costs of such disposition, (y) the amount of equity capital invested in such property which has not been reinvested or returned to the partners, and (z) an amount equal to a 10% annual, uncompounded rate of return on such invested capital. A listing on an exchange will be deemed a disposition of all properties for purposes of the interest.

If the Investment Advisor is removed, replaced or otherwise terminated without cause then the class B interest shall be redeemed for cash in an amount equal to the fair value of such interest. The advisory agreement may be terminated upon written notice by the Investment Advisor. Upon such termination, the holder of the class B interest will be entitled to the cash equivalent of the fair value of the class B interest.

The relevant terms of the class C interest are as follows:

The class C interest will entitle the holder to a profits interest which has the right to receive distributions made by CBRE OP in an amount equal to (i) 3% of the aggregate amounts distributable to the class A unitholders and the holder of the class C interest and (ii) up to 3% of the net sales proceeds upon liquidation of the assets of CBRE OP. However, until the class A unitholders have recovered their

Ms. Elaine Wolff

May 11, 2006

initial investment, the class C interest will not be entitled to any allocation of profits or distributions. Once the class A unitholders have recovered their initial investment, the class C interest holder will be allocated all profits until the class C interest’s capital account is equal to 3 percent of the aggregate capital account balances.

In the event that the Investment Advisor is removed, replaced or otherwise terminated, then the class C interest will automatically convert into class A units. The advisory agreement may be terminated upon written notice by the Investment Advisor. Upon such termination, the holder of the class C interest will be entitled to convert such interest into Class A units. Upon conversion, the former class C interest holder will be issued the number of class A units so that its percentage interest of the class A units immediately upon the conversion is the same as the percentage determined by dividing the economic capital account balance of the class C interest by the aggregate economic capital account balance of the class A units and the class C interest on such date.

Economic capital account balance includes a limited partner’s capital account plus any unrealized gain/loss assuming a sale of all assets of CBRE OP. At issuance of the class C interest the economic capital account balance of such interest is zero and will not be increased until the economic capital account balance of the class A units exceeds its initial investment. Therefore, immediately after issuance the class C interest will not convert into any class A units if the advisory agreement is terminated. That is, the holder will forfeit the class C interest if the advisory agreement is terminated prior to the point in time at which the class A unitholders’ economic capital account balance exceeds their initial invested capital.

The Company applies the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25).

Accounting Treatment of Class B interest

The Company should account for the class B interest as an equity instrument issued to non-employees in exchange for services. Even though the guidance in Issue 40(b) of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 (EITF 00-23) applies to employee awards, the Company believes the guidance should be followed to determine whether a profits interest in a pass-through entity issued to a non-employee is subject to FASB 123 or not. Issue 40(b) of EITF 00-23, states in part:

217.	The Task Force observed that the terms of a profits interest award vary from plan to plan. Depending on the terms of the profits interest award, that interest may be similar to the grant of an equity interest (restricted stock that is subordinate to existing equity), a stock option (the right to purchase an interest at a future date at a specified strike price), a stock appreciation right (the right to receive, in cash, an amount equal to the appreciation in the fair value of an underlying profits interest), or a profit-sharing arrangement. [Emphasis added]

218.

The Task Force reached a consensus that a profits interest award should be accounted for based on its substance. The Task Force observed that the terms of the plan that should be considered in determining how to account for a profits interest award include the investment required, the liquidation or repayment provisions, and the provisions for realization of value. All facts and

Ms. Elaine Wolff

May 11, 2006

circumstances surrounding the award should be considered in making that judgment.

The grant of the class B interest is similar to the issuance of a subordinated equity interest because the holder is entitled to distributions and allows the holder to receive the fair value of class B interest upon liquidation or termination of the advisory agreement under certain circumstances. That is, the holder has rights that are substantially the same as those of a holder of a residual equity interest because the value that the holder will realize is directly indexed to the fair value of the Company.

The advisory agreement may be terminated upon written notice by the Investment Advisor. Upon such termination, the holder of the class B interest will be entitled to the cash equivalent of the fair value of the class B interest. Accordingly, the holder has the ability to realize the value of the class B interest without providing any future services. Therefore, a measurement date has been established under EITF 96-18. Issue 1 of EITF 96-18 defines the measurement date as no later than “… the date at which the counterparty’s performance is complete.”

Since the holder of the class B interest has the ability to realize the value of such interest without performing future services, a measurement date is established upon grant of the class B interest. That is, no performance is required. Therefore, the Company should determine the fair value of the class B interest upon the grant date and expense such fair value upon grant. The fair value of the class B interest should be determined using the measurement assumptions upon the date of grant including the potential for future dividends and capital appreciation (that is, it does not have a fair value of zero, as it might for tax purposes).

The Company also considered whether the class B interest should be accounted for as a liability award and therefore adjusted to fair value each reporting period. EITF 96-18 requires the application of other “accounting literature on financial instruments” after a measurement date has been reached. EITF 96-18 states, in part:

The Task Force observed that after the issuer measures the then-current fair value of the issuer’s commitment … the issuer should, to the extent necessary, recognize and classify future changes in the fair value of this commitment in accordance with any relevant accounting literature on financial instruments, such as Issue No. 96-13, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

EITF 96-13 has subsequently been replaced by EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19), which further clarified this position. Paragraph 3 of EITF 00-19 states in part:

This Issue also does not address the accounting for contracts that are issued (a) to compensate employees or (b) to acquire goods or services from nonemployees when performance has not yet occurred. However, this Issue applies to contracts issued to acquire goods or services from nonemployees when performance has occurred. [Emphasis added]

In this case, however, the relevant guidance would be FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FASB 150), because a

Ms. Elaine Wolff

May 11, 2006

limited partnership interest would not be considered a freestanding financial instrument subject to EITF 00-19, but rather a share as defined in paragraph 5 of FASB 150. Under FASB 150 shares are only required to be classified as liabilities if such shares embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event certain to occur. As clarified in paragraph B25 of FASB 150, puttable shares do not embody an unconditional obligation to redeem such shares.

Even though the class B interest should not be classified as a liability, the Company has considered the guidance in EITF Topic D-98, Classification and Measurement of Redeemable Securities (EITF D-98). Paragraph 2 of EITF D-98, states in part:

Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Termination of the advisory agreement by the Investment Advisor is outside the control of the Company. Therefore, the class B interest is redeemable upon the occurrence of an event that is not solely within the control of the Company. Accordingly, the Company should classify the class B interest as mezzanine equity. Paragraphs 15 and 18 of EITF D-98 further states:

15.	If redeemable currently (for example, at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date. The redemption amount at each balance sheet date should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant (for example, dividends that will be payable out of future earnings).

18.	… the resulting increases or decreases in the carrying amount of a redeemable security other than common stock shall be treated in the same manner as dividends on nonredeemable stock and shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Increases or decreases in the carrying amount shall reduce or increase income applicable to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends. [Emphasis added]

Accordingly, the Company should recognize changes in the redemption value of the class B interest as dividends paid to the holders of such securities. In the consolidated financial statements of the Company such changes should be reflected as an allocation of earnings to minority shareholders in the Company’s income statement.

Dividends or distributions paid to the class B interest holder should be recognized by CBRE OP as dividends in accordance with paragraph 32 of FASB 123, which states in part:

Ms. Elaine Wolff

May 11, 2006

Dividends or dividend equivalents paid to employees on the portion of an award of stock or other equity instruments that vests shall be charged to retained earnings.

However, since the class B interest is classified as minority interest in Company’s financial statements, any dividends declared thereon would be reflected as an allocation of earnings to minority shareholders in the Company’s income statement.

Valuation of the Class B Interest

The class B interest was valued by an independent third party appraiser based on the Income Approach, specifically the Discounted Cash Flow Method, which focuses on the expected cash flows available to the class B interest holder. The valuation process included estimates based on available market information and industry standards, which calculated a market participant series of cash flow returns applicable to the structure of the Company. The valuation process also incorporated management’s forecasts of estimated distributions and capital appreciation of the existing portfolio of six investment properties. In addition, the probable additional capital raised in a future offering was included in the valuation of the class B interest. To estimate the fair value of the additional capital raised for the class B interest, the Income Approach, specifically the Discounted Cash Flow Method, which focuses on the expected cash flows available to the class B interest holder, was also used. The estimated fair value of the Class B interest was $10,000 with $3,000 of the increase in fair value being recorded in the period from July 1, 2004 to December 31, 2004 and $7,000 of the increase in fair value being recorded in the year ended December 31, 2005.

Accounting Treatment of Class C interest

The Company has also concluded that the class C interest should be accounted for at fair value under EITF 96-18. However, a measurement date under EITF 96-18 will not be achieved until after the class A unitholders’ economic capital account balance exceeds their initial capital investment. Prior to such time, if the Investment Advisor terminates the advisory agreement, the class C interest would not convert into class A units of CBRE OP. Therefore, the holder of the class C interest would be required to forfeit this interest if services are not provided until after the class A unitholders’ economic capital account balance exceeds their initial investment. Therefore, performance is not complete nor is there a sufficiently large disincentive for non-performance as of the grant date.

Accordingly, the Company has determined to follow the guidance in Issue 3 of EITF 96-18 which states in part:

The Task Force reached a consensus that when it is appropriate under generally accepted accounting principles for the issuer to recognize any cost of the transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods the equity instruments should be measured at their then-current fair values at each of those interim financial reporting dates. Changes in those fair values between those interim reporting dates should be attributed in accordance with the methods illustrated in Interpretation 28.

The Company will initially determine the fair value of the class C interest upon issuance. Determination of such fair value will contemplate expected future distributions and capital appreciation

Ms. Elaine Wolff

May 11, 2006

(i.e., expected increases in the enterprise value of the Company). Such fair value will be expensed by the Company over the expected vesting period estimated to be through March 2006. to “class C Fee – paid to related party” with a corresponding increase in Additional Paid-In Capital until the class A unitholders’ economic capital account balance exceeds their initial capital investment. Additionally, such fair value will be remeasured each reporting period to reflect fair value at each balance sheet date, with a corresponding charge to expense, until a measurement date is reached. The Class C performance condition requires the enterprise fair value of the Company be at least $10.01 before the class C interest has any conversion value above 0 class A units. Based on a private offering price of $10.00 per class A unit, which resulted in a net asset value per class A unit of approximately $9.81 (after offering and formation costs were incurred), the Company concluded that it was probable from the grant date on July 1, 2004 (which coincided with the $55M private offering raise at $10.00 per class A unit) that the enterprise fair value of the Company would reach $10.01 per class A unit after a short period of investment in and operation of real estate assets.

Similar to the class B interest discussed above, after the measurement date has been achieved, dividends declared on the class C interest should be accounted for by the Company as an allocation of earnings to minority shareholder.

Valuation of the Class C Interest

The class C Interest was valued by an independent third party appraiser based on the Income Approach, specifically the Discounted Cash Flow Method, which focuses on the expected cash flows available to the class C unit holder. The valuation incorporated management’s forecasts of estimated distributions and capital appreciation of the existing portfolio of six investment properties. In addition, the probable additional capital raised in a future offering was included in the valuation of the Class C interest. To estimate the fair value of the additional capital raised for the class C Interest, the Income Approach, specifically the Discounted Cash Flow Method, which focuses on the expected cash flows available to the class C interest holder, was also used. The estimated fair value of the class C interest was $640,000 to the estimated measurement date in March 2006 with $180,000 of the fair value expensed during the vesting period from July 1, 2004 to December 31, 2004 and $379,000 of the fair value expensed during the vesting period over the year ended December 31, 2005.

Restatement

Finally, the Company advises the Staff that its 2004 consolidated financial statements were restated to include the related party fee expense of $180,000 for the class C interest and the class B interest allocation of earnings of $3,000 to minority interest holder.

Performance Tables, beginning on page A-1

Table III

43.	We note your response to comment 51 and that you have excluded returns of capital from Table III. Please revise to discuss the source for the excess distributions for each program in which amounts distributed exceeded current period operations, sales and refinancings.

Ms. Elaine Wolff

May 11, 2006

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that returns of capital of permanently invested capital are included in distributions set forth under Table III – Operating Results of Prior Programs. Only temporary or bridge capital investments that were knocked out by permanent loan financing were excluded from Table III. Specifically, the only Prior Program that had distributions which exceeded cumulative period operations, sales, and refinancings was Strategic Partners II in 2003 by $14,000 which represents a return of capital. All other current distributions which exceeded current period operations, sales, and refinancings were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed.

44.	Please clarify if cash generated from operations is consistent with cash flows from operating activities as derived from the programs’ statement of cash flows.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that cash generated from operations is consistent with cash flows from operating activities as derived from each programs’ statement of cash flows in accordance with Generally Accepted Accounting Principals in the United States of America.

Part II

Exhibits

45.	We reissue comment 76. Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. if you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

RESPONSE:

The Company respectfully submits that it will file all required exhibits as promptly as possible and notes that it supplementally provided the Staff with drafts of the legal and tax opinions under separate cover on November 7, 2005.

Ms. Elaine Wolff

May 11, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8209 or Jason D. Myers at 212-878-8324.

Very truly yours,

By:	/s/ Robert E. King, Jr.
Robert E. King, Jr.

cc:	Mr. Thomas Flinn

Ms. Cicely Luckey

Mr. David Roberts

Mr. Jack A. Cuneo

Mr. Jason D. Myers